Exhibit 99.4

UNITED UTILITIES PLC

RESOLUTIONS PASSED AS SPECIAL BUSINESS

At the annual general meeting held yesterday, 30 July 2003, at the Bridgewater Hall, Manchester the following resolutions were duly passed as special business. Resolutions 6, 7 and 8 were passed as ordinary resolutions and resolutions 9 and 10 as special resolutions:

6	That the directors’ remuneration report for the year ended 31 March 2003 be approved.
7	That Deloitte & Touche be re-appointed as the company’s auditor and that the directors be authorised to fix the auditor’s remuneration.
8	That the directors are authorised, unconditionally, to use the company’s power to allot the company’s relevant securities (as defined in section 80(2) of the Companies Act 1985) on and subject to the terms they decide. This authority will expire at the end of the company’s annual general meeting to be held in 2004 or, if earlier, on 30 October 2004, unless it has been renewed, changed or cancelled by the company in general meeting before then. This authority replaces any earlier authority given to the directors under section 80 of that Act. The maximum aggregate nominal amount of relevant securities the directors can allot is £185,565,137. The directors can make an offer or agreement before this authority expires which would or might involve relevant securities being allotted after this authority expires.
9.	That the directors are authorised, for the purposes of section 95(1) of the Companies Act 1985, to allot equity securities (as defined in section 94(2) of that Act) acting under the general authority given by resolution 8 set out in the notice of this meeting, as if section 89(1) of that Act did not apply to that allotment. This authority will expire at the end of the company’s annual general meeting to be held in 2004 or, if earlier, on 30 October 2004, unless it has been renewed, changed or cancelled by the company in general meeting before then. The directors can make an offer or agreement before this power expires which would or might involve equity securities being allotted after this power expires. This authority is limited to:
(i)	the allotment of equity securities in connection with a rights issue or other issue in favour of the holders of ordinary shares where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held or deemed to be held by them, subject only to such exclusions or other arrangements as the directors may judge necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or because of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter whatsoever; and
(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £27,834,770.

10.	That in accordance with Chapter VII of Part V of the Companies Act 1985, or otherwise as permitted by law and by the company’s articles of association, the company is authorised, unconditionally, to make market purchases (as defined in section 163(3) of that Act) of its own ordinary shares subject to the terms set out below but otherwise on the terms and in the manner the directors may, from time to time, decide provided that:
(i)	no more than 55,669,541 ordinary shares can be purchased;
(ii)	the lowest price which can be paid for an ordinary share is £1 (excluding expenses);
(iii)	the highest price which can be paid for an ordinary share is 5 per cent over the average of the middle market prices for an ordinary share, based on the Daily Official List of the London Stock Exchange, for the five business days immediately before the day on which the share is contracted to be purchased (excluding expenses); and
(iv)	this authority will expire at the end of the company’s annual general meeting to be held in 2004 or, if earlier, on 30 October 2004. A contract to purchase can be made before this authority expires even though the purchase will or may be completed wholly or partly after this authority expires.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.